Exhibit 12.1

Alcan Inc.
Computation of Earnings to Fixed Charges
Canadian GAAP
Continuing operations
(in millions of US dollars)

			9 months			YEAR
			2003	2002	2001*	2000*	1999*	1998

Income from continuing operations			155	376	3	608	448	399
Less:	Equity income of less than 50% owned companies		3	3	3	4	(1)	(48)
Plus:	Dividends received from less than 50% owned companies		2	3	2	1	1	5
Plus:	Minority interest of subsidiaries that have fixed charges		12	3	(13)	(1)	14	(4)
Subtotal			166	379	(11)	604	464	448
FIXED CHARGES
Amount representative of interest factor in rentals			22	27	24	19	19	28
Amount representative of interest factor in rentals, 50% owned companies			0	0	0	0	0	0
Interest expense - net			156	202	252	78	76	92
Interest expense, 50% owned companies			0	0	0	0	0	0
Capitalized interest			5	1	30	81	41	15
Capitalized interest, 50% owned companies			0	0	0	0	0	0
TOTAL FIXED CHARGES		[A]	183	230	306	178	136	135
Less:	Capitalized interest		5	1	30	81	41	15
Fixed charges added to income/(loss)			178	229	276	97	95	120
Plus:	Amortization of capitalized interest		18	24	25	21	18	15
Income taxes			369	295	44	255	211	210
Earnings before fixed charges and income taxes		[B]	731	927	334	977	788	793
Ratio of earnings to fixed charges		{[B]/[A]}	3.99	4.03	1.09	5.49	5.79	5.87

*

Revised due to accounting change as described in note 3, Accounting Changes, under Deferred Foreign Exchange Translation gains and losses in the Form 10-K/A for the year ended December 31, 2002, filed with the Securities and Exchange Commission on September 11, 2003 (the "Form 10-K/A").